EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2016 Annual General & Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company") will be held at Metropolitan Hotel Vancouver, Connaught Room, 645 Howe Street, Vancouver, British Columbia V6C 2Y9 on Friday, May 27, 2016 at 11:00 a.m. (Vancouver time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended December 31, 2015 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to ratify the 10% Rolling Stock Option Plan as described in the accompanying Information Circular;

6)	to consider, and if thought advisable, to approve the Restricted Share Unit Plan as described in the accompanying Information Circular; and

7)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are Information Circular dated April 20, 2016, Form of Proxy, and a Request Form to receive annual and interim financial statements and management discussion and analysis. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Information Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 20th day of April, 2016

BY ORDER OF THE BOARD OF DIRECTORS

"David Wolfin"

___________________________

David Wolfin

President & Chief Executive Officer